UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	28 February 2022

Release Number	10/22

BMO Global Metals & Mining Conference

BHP CEO, Mike Henry, will present at the BMO, Global Metals and Mining Conference at 8:00am US Eastern time today.

A copy of the presentation slides is attached. These are also available on BHP’s website at:

https://www.bhp.com/investor-centre/investor-presentations-and-briefings/

The live webcast of the presentation will be available at: http://www.veracast.com/webcasts/bofa/globalmetalsminingandsteel2021/id8I309l.cfm

A replay of the webcast and a transcript of Mike’s speech will be available shortly following the presentation on BHP’s website at: https://www.bhp.com/investor-centre/investor-presentations-and-briefings/

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Tel +61 3 9609 3333

Media Relations Email: media.relations@bhp.com	Investor Relations Email: investor.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Australia and Asia

Dinesh Bishop

Mobile: + 61 0407 033 909

Europe, Middle East and Africa

James Bell

Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas

Sabrina Goulart

Tel: +1 713 235-9744 Mobile: +1 (832) 781-6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

BMO Global Metals & Mining Conference Mike Henry Chief Executive Officer Olympic Dam

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2021 compared with the half ended 31 December 2020; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2021 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content is contained on slide 12. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 62—76 of the BHP Results for the year ended 31 December 2021. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 3.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 31 December 2021. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. BMO Global Metals & Mining Conference 28 February 2022 2

Continued strong performance Record results despite a challenging backdrop Fatality free for the third consecutive year Strong performance at WAIO and Petroleum Record first half earnings and strong shareholder returns Cost control and capital discipline maintained, new net debt range Portfolio changes on track, unification completed Note: WAIO – Western Australia Iron Ore. BMO Global Metals & Mining Conference 28 February 2022 3

H1 FY22 operational and financial highlights

We were safe, more reliable and delivered solid production despite a challenging operating environment

Safety	Production	Unit costs
Zero fatalities HPI ↓ 10% compared to FY21[1]	**A strong half** guidance unchanged for iron ore, copper, energy coal and nickel; met coal lowered on weather and labour constraints	**Disciplined cost control** on track at WAIO and Escondida; Queensland Coal guidance increased on lower volumes

EBITDA margin	ROCE	Shareholder returns
64% ↑ 4% points	**43%** ↑ 15% points	**150** US cps interim dividend determined, payout ratio of 78%

Notes: HPI – High Potential Injury; WAIO – Western Australia Iron Ore; ROCE – Return on average capital employed. EBITDA margin and ROCE comparisons are against H1 FY21 on a continuing operations basis.

BMO Global Metals & Mining Conference
28 February 2022
4
BHP

H1 FY22 social value and sustainability highlights

We have made significant progress across our goals and targets

Operational GHG emissions

↓ 16%

since H1 FY21, on track to reduce by at least 30% by FY30[2]

Climate Transition Action Plan

>85%

support for our Say on Climate vote, includes our net zero by 2050 Scope 3 goal[3]

Freshwater withdrawal

↓ 3%

annualised compared to FY21, on track to meet our FY22 target reduction of 15%[4]

Inclusion and diversity

30.6%

female representation across Group ↑ 0.8% points since H2 FY21

Community contribution

202 partners

funded across 10 countries in H1 FY22 to support community development

Standards and traceability

Copper Mark

awarded for Escondida, Spence and Olympic Dam

BMO Global Metals & Mining Conference
28 February 2022
5
BHP

Capital Allocation Framework promotes discipline Embedded approach towards evaluation of shareholder returns, internal projects and potential external growth options Evaluation approach Valuation multiple H1 FY22 Base Cash returns value and buy-backs NPV Operating Capital productivity productivity Capital ROCE Net operating cash flow Efficiency Ratio Maintenance capital(i) IRR and payback Maximise Social value Strong balance sheet value and objectives returns Minimum 50% payout ratio dividend Margin Commodity Excess cash balance Risk Balance Additional Organic Acquisitions/ metrics 11 Buy-backs (i) sheet dividends development (Divestments) Net operating cash flow Op Free Decarbonisation cash flow and Social value metrics Note: NPV – Net Present Value; ROCE – Return on average capital employed; IRR – Internal Rate of Return. (i) Includes capital spend for decarbonisation and Social value investments. BMO Global Metals & Mining Conference 28 February 2022 6

The power of scale and compound growth Population growth, decarbonisation and rising living standards will drive demand for energy, metals and fertilisers for decades Population growth… …of which urban… …creates new demand… …including for capex (world GDP nominal US$*) (world capex nominal US$*) 7.7 billion 4.3 billion 87 trillion 23 trillion 2030 2030 2030 2030 8.5 billion 5.2 billion 161 trillion 37 trillion 2050 2050 2050 2050 ~ 10 billion ~ 7 billion ~ 400 trillion ~ 80 trillion *Note: Corresponding PPP (real 2011) levels in 2050 are ~ $300 trillion for GDP and ~ $60 trillion for capex. 2019 has been used as the baseline given the impacts of COVID-19 in 2020 and 2021. Historical data from the United Nations and International Monetary Fund. BMO Global Metals & Mining Conference 28 February 2022 7

Sector leading assets across our commodities We are actively managing our portfolio for long-term value creation through the cycle Maximising value Iron ore Lowest cost major globally5, no new hubs needed for at least a decade Metallurgical coal Petroleum World class resource with high-quality coals that benefits from sustained Creation of a global top 10 price differentials independent energy company by production Increasing exposure to future facing commodities Copper Energy & lower quality met coal Growth at some of the largest6, most sustainable copper mines globally Sale of Cerrejón completed Sale of BMC announced NSWEC review process continues Nickel Options to grow from the second largest nickel sulphide resource globally Potash Developing a high-margin asset with embedded optionality Exploration Adding potential growth options across our commodities BMO Global Metals & Mining Conference 28 February 2022 8

Levers to deliver value growth

Increasing options through productivity, internal resources and external opportunities across varying time horizons

Organic opportunities

- Escondida Brownfield Options (Copper)
- Spence Brownfield Options (Copper)
- Olympic Dam Growth (Copper)
- Oak Dam (Copper)
- Antamina Life Extension (Copper)
- Nickel West Expansion (Nickel)
- WAIO Growth (Iron ore)
- Jansen Stage 2-4 (Potash)
- Queensland Coal Growth (Metallurgical coal)
- Resolution (Copper)

Creating new opportunities

Exploration

Including:
- Encounter Resources (Copper)
- Midland Exploration (Nickel)
- Luminex Resources (Copper)
- Riverside Resources (Copper)

Technology & Innovation

Including:
- Autonomous haulage
- Primary sulphide leaching
- Increasing automation and machine learning
- BHP Ventures

Early stage entry

Including:
- SolGold (Copper)
- Kabanga (Nickel)

M&A

- Value-accretive M&A

BMO Global Metals & Mining Conference
28 February 2022
9
BHP

Investment proposition We grow shareholder value through operational excellence, optimal allocation of capital and sustainably creating high returns Operational Disciplined Value and returns excellence capital allocation World class Continuous Successful Strong Embedded Pipeline of Sustainability Increasing Exceptional assets improvement project balance Capital organic and social exposure to shareholder in culture and delivery sheet Allocation opportunities value industry future facing returns capabilities Framework leadership commodities BMO Global Metals & Mining Conference 28 February 2022 10

Footnotes 1. Slide 4: Zero fatalities at our operated assets. High-potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality. 2. Slide 5: From FY20 baseline (15.9 Mt CO2-e), which will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 3. Slide 5: Refer to the BHP Climate Transition Action Plan 2021, available at bhp.com/climate, for the essential context, definitions, assumptions and drivers for BHP’s new Scope 3 goal and targets (stated in full in section 1 of the Climate Transition Action Plan) 4. Slide 5: From FY17 baseline. In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20. 5. Slide 8: Based on published unit costs by major iron ore producers, as reported at 30 June 2021. 6. Slide 8: Based on production. BMO Global Metals & Mining Conference 28 February 2022 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 28, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary